Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

Investor Presentation June 2021 Collaborate with Confidence Accessible content is available upon request.

This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Apex, AvePoint or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Apex nor AvePoint has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of AvePoint or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of AvePoint and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of AvePoint and Apex and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AvePoint and Apex. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Apex or AvePoint is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to AvePoint; risks related to the performance of AvePoint’s business and the timing of expected business or revenue milestones; the effects of competition on AvePoint’s business; the amount of redemption requests made by Apex’s stockholders; the ability of Apex or AvePoint to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in Apex’s annual report on Form 10-K filed with the SEC on March 27, 2020 under the heading “Risk Factors,” and other documents Apex has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Apex nor AvePoint presently know, or that Apex nor AvePoint currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Apex’s and AvePoint’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. Apex and AvePoint anticipate that subsequent events and developments will cause Apex’s and AvePoint’s assessments to change. However, while Apex and AvePoint may elect to update these forward-looking statements at some point in the future, Apex and AvePoint specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Apex’s and AvePoint’s assessments of any date subsequent to the date of his Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Apex and AvePoint assume no obligation to update the information in this presentation. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBIT and EBIT Margin. AvePoint defines EBIT as net income (loss), adjusted for interest expense, stock-based compensation, legal expenses, government grants, ASC 606 consulting fees, and other interest income, and income taxes. EBIT Margin is EBIT divided by total revenue. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. AvePoint believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about AvePoint. AvePoint’s management uses forward looking non-GAAP measures to evaluate AvePoint’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore AvePoint’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. In addition to the non-GAAP metric described above, AvePoint management uses the key financial metric annual recurring revenue (“ARR”). ARR is calculated for a particular period as the sum of (1) for customers with a contract duration in excess of three months, the annual contract value as of the end of the period, which is equal to the fixed amount of annual fees for subscription, maintenance and distribution for which the customer has a minimum contractual commitment, and (2) for customers with a contract duration of three months or less, the currently monthly fees for subscription, maintenance and distribution multiplied by twelve. Participants in Solicitation Apex and AvePoint and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Apex’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Apex’s directors and officers in Apex’s filings with the Securities and Exchange Commission (the “SEC”), including Apex’s registration statement on Form S-1, which was originally filed with the SEC on August 15, 2019. To the extent that holdings of Apex’s securities have changed from the amounts reported in Apex’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Apex’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Apex with the SEC. Investors and security holders of Apex and AvePoint are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Apex and AvePoint through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Apex can be obtained free of charge by directing a written request to Apex at 533 Airport Blvd. Suite 400 Burlingame, CA 94010 or by emailing admin@apexacquisitioncorp.com. 2 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Apex Technology Acquisition Corp. (NASDAQ: APXT) Executive Team and Board

Apex Executive Team



Jeff Epstein
Co-CEO and CFO

Bessemer Venture Partners

- Operating Partner at Bessemer Venture Partners
- Advises over 100 portfolio companies; daily interactions with CEOs and CFOs
- Served on 20 boards and advisory boards over the past 8 years
- **Professional career:**

Company	Role
ORACLE	CFO
DoubleClick	CFO
nielsen	CFO
KingWorld	CFO
	Investment Banking, M&A

- **Non-profit board experience:** Chairman of the Audit and Compliance Committee of Kaiser Permanente
- **Public company board experience:**

BOOKING HOLDINGS — Ticker: NASDAQ:BKNG

Market Cap: $1bn 2003 → ~80x Increase → $80bn 2019

twilio — Ticker: NYSE:TWLO

Market Cap: $4bn 2017 → ~16x Increase → $65+bn Current



Brad Koenig
Co-CEO

Goldman Sachs

- **Professional career:** Partner, 15+ years as the Global Head of Technology Investment Banking at Goldman Sachs
  - Moved to Silicon Valley in 1987 to lead and grow the Technology practice
  - Presence grew to multiple global locations under his tenure, including London, Tokyo, China, Hong Kong, Frankfurt
  - Group revenue grew from $25mm to $1bn+
  - Headcount grew from <10 to 200+
  - Today, Technology group is the largest industry group within Goldman Sachs
  - Team executed 200+ tech IPOs and 100+ M&A transactions
- **Entrepreneur:** Founder & CEO, FoodyDirect, 2011-2018 (sold to Goldbelly in 2018)
- **Private company board & advisory experience:** Theragenics Corporation, EveryAction Software, Hercules Capital and Oak Hill Capital Management
- **Select clients advised:**

Microsoft, ebay, SYBASE, YAHOO!, Powersoft, DELL, PeopleSoft, cadence, SAP, Symantec, VERITAS, BusinessObjects, ORACLE

Apex Board of Directors & Advisor



David Chao
Director



Peter Bell
Director



Donna Wells
Director



Ken Goldman
Advisor

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint is the Largest Data Management Solutions Provider for Microsoft 365

A Data Management Leader in Massive and Rapidly Growing Microsoft Cloud Marketplace

- TAM growth to ~$33Bn by 2022

Large, Established Global Presence

- Over 1,300 employees in 29 global offices
- Approximately 7mm cloud users / 16k accounts

A Top Microsoft Strategic Cloud Partner

- Microsoft success in cloud dependent partnership
- 5x Global Partner of the Year Winner
- Transformation, governance, and compliance

Compelling Growth Vectors

- R&D driving increased product line
- Expanding channel and distribution partnerships (SMB initiative)
- International expansion
- Selling more to existing customers though investment in sales and customer success

Q1 LTM 2021 Strong Financial Performance

$158mm
Revenue

~33%
ARR YoY Growth

10%
EBIT (Non-GAAP) Margin

Fresh Capital to Invest in Growth

Note: Annual recurring revenue includes ACV from SaaS, termed license, support and maintenance revenue sources plus annualized MRR from the Channel business . EBIT reflects Non-GAAP metric, see reconciliation in Appendix, page 35. Metrics as of October 2020 unless otherwise noted
1) Refer to TAM slide in deck for detailed sources.

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Experienced and Proven Management Team



Tianyi ("TJ") Jiang
Chief Executive Officer

23 Years Industry Exp.

Notable Experience:
Lehman Brothers, Citadel, Deutsche Bank, Lucent Technologies



Xunkai ("Kai") Gong
Executive Chairman

35 Years Industry Exp.

Notable Experience:
Lucent Technologies, Johnson & Johnson



Brian Brown
General Counsel & Chief Operating Officer

22 Years Industry Exp.

Notable Experience:
McGuireWoods, Woods Roger



Sophia Wu
Chief Financial Officer

20 Years Industry Exp.

Notable Experience:
Deloitte, Goldman Sachs



Dana Simberkoff
Chief Privacy, Information Technology Officer

22 Years Industry Exp.

Notable Experience:
iaap, HiSoftware



Wei Chen
Chief Technology Officer

22 Years Industry Exp.

Notable Experience:
Verizon



Mario Carvajal
Chief Strategy officer

24 Years Industry Exp.

Notable Experience:
KPMG, WPP



Andy Yong
Chief Investment Officer

30 Years Industry Exp.

Notable Experience:
Nomura, HSBC, Merrill Lynch



Tom Lin
Chief Customer Officer

15 Years Industry Exp.

Notable Experience:
AvePoint



John Peluso
Chief Product Officer

22 Years Industry Exp.

Notable Experience:
New Horizons



Mary Leigh Mackie
Chief Marketing Officer

12 Years Industry Exp.

Notable Experience:
Verizon



Dux Raymond Sy
Chief Brand Officer

21 Years Industry Exp.

Notable Experience:
Siemens, Learning Tree, Innovative-e

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Our History of Innovation Subscription Conversion Cloud Acceleration $194mm Partner Portal Backup for (AOS for Partners) Exchange DocAve V6 & Governance 2017 2001 Founded Automation V1 2001 2012 Cloud Records Compliance AvePoint 2017 AvePoint’s Virtual Guardian V3 mm) Cloud (Backup, Assistant (AVA) 2012 2018 in Management, RiskIntel & $ Governance) Records V1 2020 ( 2014 2016 Policies & Insights (PI); DocAve V2 for MyHub for Microsoft SharePoint 2003 Content Shield 365 Backup Integration (First Compliance Revenue 2003 Product) AvePoint Migration 2011 2019 DocAve Compliance Guardian V4 Platform V1 Platform supports 2015 MSFT (BPOS-D (GRC) SharePoint 2001 Office Connect Total DocAve SharePoint) released DocAve Application V4 2011 2002 V5 2006 DocAve 2008 V3 2005 2013 SaaS Enabled DocAve Online, Meetings, & Perimeter IaaS / PaaS Enabled 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021E Has a Highly Successful Track Record of Product Development and Innovation 6 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Data Growth and the Cloud Have Entirely Changed the IT Landscape

"Explosive" Enterprise Data Growth

CAGR of enterprise data — 26%[1]

Digital Transformation / Shift to Cloud

21%[2] — CAGR of cloud storage



Data Loss
Security issues
Compliance
Behavior

Digital Collaboration

MSFT Teams YoY user growth rate in early 2021 — ~90%[3]

Enterprises Deploying Complex Environments

~86%[4] — of enterprises view hybrid cloud as the ideal model

1) Worldwide Global Datasphere Forecast, CAGR from 2019-2024: The COVID-19 Data Bump and the Future of Data Growth, IDC Market Forecast, (April 2020). 2) Cloud Storage Market: Global Opportunity Analysis and Industry Forecast, CAGR from 2020-2027, Allied Market Research, (April 2020). 3) Microsoft public filings and transcripts. Teams users as of April 2021 is 145mm vs 75mm in April 2020. 4) Nutanix Enterprise Cloud Index states that 86% of enterprises identify hybrid as ideal model as of mid-2020 (https://www.nutanix.com/enterprise-cloud-index).

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Digital Transformation Has Accelerated During the Pandemic, With Microsoft Cloud Gaining Significant Momentum


~59%
Of workforce would prefer to work remotely[1]
95.4%
Projected growth in Desktop as a Service (2020)[2]
37%
Increase in cloud spending in Q1 2020[3]

"Over a year into the pandemic, digital adoption curves aren't slowing down. They're accelerating, and it's just the beginning."
Satya Nadella, (04/27/2021)

Azure | Microsoft Teams | Microsoft 365 | OneDrive | Microsoft Dynamics 365

$56.1bn
Cloud LTM Revenue[4]

Microsoft Market Share

IaaS[5]



- AWS – 47%
- **Microsoft – 13%**
- Alibaba – 7%

SaaS[6]



- **Microsoft – 11%**
- Salesforce – 8%
- Oracle – 4%

Productivity and Collaboration[7]



- **Microsoft – 28%**
- Slack – 17%
- Atlassian – 8%

Total Market	$49bn[5]	$184bn[6]	$3bn[7]

1) Gallup Poll, https://news.gallup.com/poll/306695/workers-discovering-affinity-remote-work.aspx, April 2020. 2) Gartner Press Release, https://www.gartner.com/en/newsroom/press-releases/2020-07-23-gartner-forecasts-worldwide-public-cloud-revenue-to-grow-6point3-percent-in-2020 (July-2020). 3) PriceWaterhouseCoopers Research, https://www.pwc.com/us/en/industries/tmt/library/covid19-cloud-infrastructure.html, (2020). 4) Microsoft Public Filings, Intelligent Cloud LTM revenue as of Mar-2021. 5) Worldwide Public Cloud Infrastructure as a Service Market Shares 2019, IDC (July 2020). 6) Worldwide Software as a Service and Cloud Software Market Shares, 2019, IDC (July 2020). 7) Worldwide Team Collaboration Applications Market Shares 2019, IDC (August 2020).

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

We Bridge the Gap Between What Microsoft Cloud Offers and What the Enterprise Requires What Microsoft Cloud Offers What the Enterprise Requires Seamless Collaboration Transformation Office Integration Governance Better Decision Making Compliance Office Tools Cloud On-Premises Leader in Digital Transformation Infrastructure Agnostic Solves meaningful pain points to help organizations achieve their business goals on Microsoft 365 9 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint Solves Data Management Challenges at Any Stage in the Customer Cloud Journey

Transformation	Governance	Compliance

Customer Needs

Transformation
- Information Lifecycle Management
- Delegated Administration
- Managed, Automated End-User Services
- Cloud Migration and Consolidation

Governance
- Content & Collaboration Security
- Operational Governance/SaaS Mgmt
- Asset Management
- Internal / External Sharing Governance

Compliance
- File Analysis and Discovery
- Data Retention
- Records Management
- Data Classification, Audit, Protection

AvePoint Solutions

Transformation: Migration Platform, DocAve Infrastructure, AVA

Governance: Cloud Management, Cloud Backup, Cloud Governance, MyHub Productivity

Compliance: Cloud Records, Compliance Guardian, Policies & Insights For Microsoft 365

Easily Scalable, Cloud Delivered Model to Meet Complex Requirements

Government | Financial Services | Pharma & Health | High Technology | Retail | Education | Communications

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint Advantage

	AvePoint	Limitations of Existing Solutions
Microsoft Cloud Focus	Utilizes full benefits of Microsoft Cloud	Lack Microsoft expertise
Data Protection	Protects and prioritizes data	Challenged data protection
Compliance	Significant expertise in compliance management	Do not adequately address compliance risk
Collaboration	Enhances collaboration	Do not enable enhanced collaboration
Scalability	Enterprise scalability	Unable to serve all organizations
Total Cost of Ownership	High ROI for organization	Cost ineffective
Automation	Automates tasks for response and delivery	Minimal focus on simplifying operations

11
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Customer ROI by the Numbers 94% 500k Teams adoption achieved $5.4 savings: $1 spend for our after 1 mo of governance average Cloud Governance implementation customer Reduced Risk 100K 20mm Example fine reduction on $2 savings: $1 spend est. 75mm International Traffic in yearly savings of 5000-seat Arms Regulations customer self-hosted backup (“ITAR”) (compliance) fine Increased Adoption 12 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint Realizes the Benefits of Deep Focus on the Microsoft Cloud Existing Horizontal Providers 365 Vertical Key Benefits of ‘Vertical’ Approach More efficient go-to-market / Transformation higher unit economics Efficient R&D spend by not being “all things to all people” Governance Greater focus and ability to “super serve” a market segment High market share with minimal Compliance competition across the vertical Enterprises Gain Significant Benefits From Our Microsoft Cloud Focus 13 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Leader in Microsoft 365 data management solutions Microsoft Designated Experts; Member Microsoft Alliance of Several Product Councils Better Together Since 2001 One of the Largest Microsoft 365 Focused R&D Team Outside of Microsoft One of the Largest 3rd Party SaaS Platform Built for Microsoft Cloud Top 5 Microsoft Teams Co-Sell Partner; 5x Global Partner of the Year Winner AvePoint’s 20+ year partnership with Microsoft Corporate Vice President Microsoft has produced best in class represented on AvePoint’s board solutions that enable global organizations to thrive with the latest Microsoft Technology 14 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Large and Growing Addressable Market



Security Compliance[1]
$7.2bn
Cloud Integration & Migration[2]
$3.1bn
DPaaS[3]
$4.8bn

AvePoint Growth Outlook	2020	Future
Microsoft 365 Users	280mm[8]	500mm
AvePoint Share of total	< 3%	10%
AvePoint Users	7mm	50mm



Digital Transformation TAM
$1.8tn by 2022[4]
Additional Cloud
~$33bn by 2022[5]
MSFT Cloud Growth
2020 MSFT 365 TAM
~$6.5bn[6]
Achievable at ~11% share of current MSFT 365 users[7]
~$1bn
Revenue Target
$152mm
2020 Revenue

1) Worldwide Data Services for Hybrid Cloud Forecast 2018-2022, 2017 Market Forecast, IDC , (July2018). 2) Cloud Migration Market Size, Share, Trends Forecast (2018-2023), 2017 Market Forecast, Mordor Intelligence, (April 2018). 3) Worldwide Data Protection as a Service Forecast, 2018–2022 Initial Market Sizing, 2017 Market Forecast, IDC, (July 2018). 4) Worldwide Digital Transformation (DX) Investment Trends in a COVID World, Post-COVID 19 Direct DX Investment, IDC (August 2020). 5) Sum of Security Compliance, Cloud Integration & Migration and Data Protection As a Service Markets projected in 2022. 6) Assuming 100% penetration of ~280 million Microsoft Cloud users and 2020 ASP. 7) Based on projected ASP and MSFT's disclosure of nearly 300mm users in April 2021 8) Estimated MSFT users at YE2020 based on their disclosure of nearly 300MM users in April 2021

15
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Effective Global Go-to-Market Sales Organization Sales Segmentation GTM Model Customer Segment Awareness Over $2.5bn Lead Generation Primarily Direct, Some Lead Qualification Indirect $250mm to $2.5bn (Qualify/ Disqualify/Recycle) 100% Indirect Less than $250mm with Opportunities (VARs or MSPs, Direct or Over 500 Users via Distributors) Wins (Close) Less than 500 Users Welcome & Onboarding Key Channel Partners / MSSPs Customer Success Cloud Services Customer Retention & Renewal 16 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Representative Customers: Diversified Blue Chip Base Communications Retail / Consumer Pharma & Health Financial Services Gov’t / Education High Technology US Treasury US Department Department of State 17 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint Has Multiple Avenues for Growth

Sell More to Existing Customers

- Newly expanded Customer Success Group
- Substantial upside to current net retention rate of 110%

Increase SMB Footprint

- Invest to grow to ARR organically
- Sales force efficiency
- Additional JVs
- Dedicated SMB Team

~100 Marketplaces ***and growing globally***

Capture Entire Microsoft Cloud Customer Base

- Microsoft Cloud is expanding rapidly
- AvePoint currently has < 3% of the pie with significant room to grow
- No meaningful competition in the space

~290 million[1]
Microsoft Cloud users not deploying AvePoint

Expand Target Industry Focus

- AvePoint already has a strong command in several verticals
- Room for additional purpose-built solutions

127
Person sales team with >70 being added

Further International Expansion

- AvePoint positioned to execute on all key growth areas globally

50PB+
Customer data managed across 12 Global Cloud Instances

1) Microsoft FY21 Q3 earnings call. Microsoft has nearly 300 million paid seats of Microsoft Office 365. https://www.microsoft.com/en-us/investor/events/FY-2021/earnings-fy-2021-q3.aspx. Note metrics as of October 2020 unless otherwise noted

18

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Financials 19

A Powerful Financial Model

Predictable Recurring Revenue

- Conversion to subscription model completed in 2018
- Full suite of data management solutions drives customer loyalty and retention

Multiple Growth Expansion Vectors

- Increasing penetration in key customer segments, including SMB and international
- Expanding into new cloud ecosystems

Strong Operating Leverage

- Mix shift drives gross margin expansion from ~72% to ~74% from CY20-CY22E
- Strong growth with profitability

Capital Efficient Business Model

- Minimal capital expenditure requirements
- $60mm primary capital raised to date
- Capital efficiency enables investment into accelerating growth

Source: AvePoint Management.
Note: Forecast period ends CY2022E.

20

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Significant Shift to Recurring Revenue Total Revenue Mix 2017A (Pre-Conversion) 2020A 2021E 2022E $257mm $194mm $152mm $94mm 65% 75% 81% 85% % Recurring Revenue1 Recurring Revenue Non-Recurring Revenue Source: AvePoint Management. 1) Includes SaaS, termed license and support and maintenance revenue 21 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Continued Improvement in Net Revenue Retention Rates

Constantly innovating and expanding end-to-end data management software suite driving customer loyalty and stickiness

Increasing focus on customer success resulting in a reduction of down-sell and increase in up-sell / cross-sell bookings



Net Revenue Retention[1] (%)
+18pp
92%
103%
104%
107%
110%
CY2017A
CY2018A
CY2019A
CY2020A
CY2021 - Q1 A

Source: AvePoint Management.
1) Reflects TTM net retention of the Company's core ARR which includes ACV from SaaS , termed license, support and maintenance revenue sources . Defined as the sum of Upsell, Downsell and Churn ARR over the last four quarters, divided by the beginning of period ARR.

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Highly Attractive Financial Profile Quarterly Total ARR1 ($mm) $129 $119 $112 $104 $92 $97 $86 $75 $79 2019 Q1 2019 Q2 2019 Q3 2019 Q4 2020 Q1 2020 Q2 2020 Q3 2020 Q4 2021 Q1 % YoY ARR Growth 18% 20% 27% 29% 27% 32% 30% 29% 33% Annual Revenue and Recurring Revenue2 ($mm) $257 $220 CAGR $194 ’19A-’22E $152 $158 $116 $114 $83 39% 30% 2019A 2020A 2021E 2022E Recurring Revenue Revenue Source: AvePoint Management. 1) ARR includes ACV from SaaS, termed license and support and maintenance revenue sources plus annualized MRR from the Channel business. 2) Includes SaaS, termed license and support and maintenance revenues 23 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Summary Financial Profile (US$ in millions) 2019A 2020A 2021E 2022E ‘19A – ’22E Total Revenue1 $116 $152 $194 $257 30% % Growth 31% 28% 33% Recurring Revenue $83 $114 $158 $220 39% % Growth 38% 38% 40% % of Revenue 71% 75% 81% 85% Gross Profit $80 $111 $140 $191 34% % Margin 69% 73% 72% 74% EBIT (Non-GAAP)2 ($4) $18 $8 $17 % of Revenue (4%) 12% 4% 7% Source: AvePoint Management. 1) Includes ACV from SaaS, termed license and support and maintenance revenue sources plus annualized MRR from the Channel business. 2) See slide 35 for GAAP to non-GAAP reconciliation. 24 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Transaction Summary

Overview

- Fully distributed pro forma enterprise value of $1.7bn, or 9.0x CY21E revenue of $194mm and 6.7x CY22E revenue of $257mm
- Existing AvePoint Shareholders are expected to own 72.0% of the company[1]
- PIPE Investors will own 7.0% of the company[1]
- Expected to close in July

Post-Transaction Ownership[1]



PIPE Ivestors (7%)
Apex Founder and Private Placement Shares (3.3%)
Apex Public Shareholders (17.6%)
Existing AvePoint Shareholders (72%)

Enterprise Value ($M)	
Enterprise Value Calculation	
Shares Outstanding (mm)[1]	198.9
(x) Share Price	$10.00
Equity Value	$1,989
(-) Net Cash	(252)
Enterprise Value	$1,736
Transaction Multiples	
Enterprise Value / 2021E Revenue	9.0x
Enterprise Value / 2022E Revenue	6.8x

Sources and Uses ($M)	
Sources	
Apex Cash in Trust	$352
PIPE Proceeds	140
Cash on Balance Sheet[2]	65
Equity Rollover	1,432
Total Sources	$1,989
Uses	
Cash to AvePoint Shareholders	$258
Cash to Balance Sheet	252
Transaction Costs[3]	47
Equity Rollover	1,432
Total Uses	$1,989

1) Represents ownership at close, excluding equity pool, earn-out shares and warrants. Share count of 198.9mm assumes no Apex shareholder redemptions and excludes: 2.9mm shares and 3.0mm shares belonging to the Apex Founders and AvePoint, respectively, subject to potential earn-outs, and 6.5mm shares associated with public and private warrants for a total fully diluted share count of 211.3mm. Pro forma fully diluted ownership assumes cashless exercise of warrants / treasury stock method based on a strike price of $11.50 and redemption price of $18.00. Pie chart may not foot due to rounding. 2) Reflects AvePoint cash on balance sheet as of March 31, 2021. Cash balance will be updated in the future with the balance as at Effective Time as defined in the Business Combination Agreement. 3) Reflects latest estimates.

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint is in an Elite Class Total NYSE / NASDAQ Listed Software Companies 212 137 $150mm+ ’20A Revenue 32 >25% ’19A-’20A Revenue Growth 5 >10% ’20A EBIT Margin Relevant Companies + Source: AvePoint Management and FactSet median broker consensus estimates as of October 19, 2020. 26 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Gracias Merci

Unleash the Power of You

Appendix 29

Customer Journey Achievable plan to maximize customer time to value Pre-Sales Post-Sales Customer Purchases Iterative 30 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Case Study: US Department of State

The Challenge

- 30,000+ employees
- Protect and manage 13+ TB of content in SharePoint 2010
- Compliant migration to hybrid cloud & SharePoint 2016
- Data loss prevention during content restores
- Produce audit and PII reports for security teams

Results

Transformation, Governance, Compliance

AvePoint provided:

- Backups as often as every 4 hours
- Externalized data storage to reduce database sizes by 90%
- Comprehensive auditing & PII scanning enabling compliance
- Secure & granular transformation to hybrid SP 2016 & cloud

The customer received:

- Governance with reduced administrative burden: easy content restructuring, storage policy enforcement, full-fidelity content restores
- Improved database performance & restore times
- Hybrid cloud architecture

$7.3mm LTV


CAGR of 51%
over 14 years
Initial investment
in 2006
Today

31

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Case Study: Omron

OMRON

The Challenge

- Unify collaboration onto single Microsoft 365 tenant
- Support for 28,000 employees as well as varying regional laws, protocols, directions for 120 regions and countries
- Automation of management tasks (scale IT)
- Secure sharing on Teams, SharePoint

Results

Automated Governance & Secure Collaboration

AvePoint provided:

- Cloud Governance for Microsoft 365

The customer received:

- Reduced IT burden to enforce governance policies
- Systemized procedures & automated operational tasks
- Delegated administration for 6 regions with no additional headcount

$2.4mm LTV


CAGR of 30% over 3 years
Initial investment in 2017
Today

32
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Case Study: ThermoFisher Scientific

ThermoFisher SCIENTIFIC

The Challenge

- 70,000+ employees
- The engineering firm required protection for staff personal data and workspaces
- Data included intellectual property, permissions, customizations, and other content stored on Microsoft 365

Results

500 TB of Data Protected

AvePoint provided:

- A simple onboarding experience
- Protection for more than 500 TB of data in an all-inclusive backup solution

The customer received:

- Reduced IT burden, with no storage to maintain as they grow
- Protection for key Microsoft 365 workloads beyond what competitors could offer

$1.9mm LTV



CAGR of 35% over 9 years
Initial investment in 2011
Today

33

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Long-Term Targets 2019A 2020A 2022E Long-Term Target Gross Margin 69% 73% 74% 75%+ S&M as % of Revenue 46% 37% 41% 30%+ R&D as % of Revenue 9% 8% 11% 10% G&A as % of Revenue 17% 16% 15% 10% EBIT Margin (Non-GAAP)1 (4%) 12% 7% 25%+ Source: AvePoint Management. 1) See next slide for GAAP to non-GAAP reconciliation. 34 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

GAAP to Non-GAAP Reconciliation (US$ in millions) 2019A 2020A Q1 2021 LTM 2021E 2022E GAAP Operating Income (Loss) ($19.0) ($15.4) ($21.3) ($34.7) ($39.5) % Margin (16%) (10%) (14%) (18%) (15%) (+) Stock-Based Compensation $13.9 $33.8 $37.0 $42.7 $56.5 % of Revenue 12% 22% 24% 22% 22% EBIT (Non-GAAP) ($5.1) $18.3 $15.7 $8.0 $17.0 % of Revenue (4%) 12% 10% 4% 7% Source: AvePoint Management. Forecast assumes stock-based compensation remains flat at 22% of expected revenue 35 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.